IZEA WORLDWIDE, INC.
1317 Edgewater Drive, #1880
Orlando, Florida 32804
May 22, 2024
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Scott Anderegg, Esq.
    Division of Corporation Finance

Re:    IZEA Worldwide, Inc.
Registration Statement on Form S-3 (No. 333-279424)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, IZEA Worldwide, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Friday, May 24, 2024, or as soon as possible thereafter.

Very truly yours,

IZEA WORLDWIDE, INC.

By:	/s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
Chief Executive Officer

OLSHAN
1325 Avenue of the Americas * New York, New York 10019
Telephone: 212-451-2300 * Facsimile: 212-451-2222
______________________________________________________________________________

             May 22, 2024
VIA EMAIL AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Scott Anderegg, Esq.
    Division of Corporation Finance

Re:    IZEA Worldwide, Inc.
Registration Statement on Form S-3 (No. 333-279424)
Ladies and Gentlemen:
On behalf of IZEA Worldwide, Inc., we enclose IZEA’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Friday, May 24, 2024, or as soon as possible thereafter.
Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:    Mr. Edward H. (Ted) Murphy
Mr. Peter Biere